

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2014

<u>Via E-mail</u>
David C. Benson
Executive Vice President and Chief Financial Officer
Federal National Mortgage Association
3900 Wisconsin Avenue NW
Washington DC 20016

      Re: **Federal National Mortgage Association**
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed April 2, 2013
              File No. 000-50231

Dear Mr. Benson:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Stephanie J. Ciboroski

              Stephanie J. Ciboroski
              Senior Assistant Chief Accountant